FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation ("Bema" or the "Corporation")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change July 27, 2004

Item 3:

News Release

The News Release was disseminated on July 27, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation announces that the Company has concluded loan documentation and signed an agreement whereby Bayerische Hypo- und Vereinsbank AG ("HVB") will provide, as Mandated Lead Arranger, a US$60 million bridge loan facility (the "Facility") for the continued development of the Kupol project located in north eastern Russia.

Item 5:

Full Description of Material Change

Bema announces that the Company has concluded loan documentation and signed an agreement whereby Bayerische Hypo- und Vereinsbank AG ("HVB") will provide, as Mandated Lead Arranger, a US$60 million bridge loan facility (the "Facility") for the continued development of the Kupol project located in north eastern Russia.

Bema will guarantee the Facility, which will mature July 21, 2006, subject to earlier repayment of the Facility from a portion of the proceeds of the planned Kupol project construction debt financing, which is expected to be arranged in 2005.

As consideration for the Facility, the Company is paying the following fees to HVB:

Commitment Fee: 1% per annum payable quarterly in arrears on the undrawn balance of the Facility from signing;

Arrangement Fee: 2.25% of the aggregate Facility amount payable to the Arranger by way of an Arrangement Fee; and

Facility Fees: A Facility Fee in the amount of 0.25% of the aggregate Facility amount shall be payable on the date falling 19 months after the date of signing the Facility documentation.

The first drawdown of the Facility Fee is expected to occur in August, 2004.

The Facility and Bema's guarantee are secured against Bema's current interest in the Kupol project (26%) and its right to acquire up to a 75% interest in the project. Interest is payable at a rate of LIBOR plus 2.5% for the first year of the loan, escalating to LIBOR plus 2.75% in the second year. The Facility includes customary covenants for debt financing of this type, including maintenance of certain financial ratios by Bema.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report DATED at Vancouver, British Columbia, this 4th day of August, 2004.